ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

April 2, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc. Registration Statement on Form S-1 (File No. 333-230405)

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the response of the Company to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 29, 2019 (the “Comment Letter”), which is reproduced below. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, filed with the Commission on March 20, 2019 (File No. 333-230405).

The Company has asked us to convey the following response to the Staff:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure – Adjusted EBITDA, page 93

1.	We note your addition of an adjustment called “...transition to being a public company” described as fees and expenses primarily attributable to consulting fees and incremental audit and legal fees. These appear to us to be normal, recurring, cash operating expenses of your company. Please tell us how you considered the guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures and why you believe this adjustment is appropriate and how you determined the “incremental” portion. We may have further comment.

Response: The Company respectfully advises the Staff that, when determining the appropriate adjustments to include in its calculation of Adjusted EBITDA, it considered all relevant SEC guidance relating to non-GAAP financial measures, including the guidance in Question 100.01 of the C&DI and Item 10(e) of Regulation S-K. Item 10(e)(1)(ii)(B) of Regulation S-K states that a registrant must not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the change or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” After carefully considering the relevant guidance, the Company believes that the inclusion of the line item to the Company’s calculation of Adjusted EBITDA titled “Transition to being a public company” (the “Adjustment”) is appropriate and not misleading because (i) it adjusts for expense items that are unusual, non-recurring, cash operating expenses, (ii) the expenses reflected in the Adjustment have not been incurred in the past and are not reasonably expected to be incurred in the next two years and thereafter and (iii) the expenses reflected in the Adjustment are separate and distinct from the normal recurring cash expenses it expects to incur as a public company.

Securities and Exchange Commission

April 2, 2019

The Company’s presentation of Adjusted EBITDA is intended to provide investors with information that is reflective of the Company’s ongoing business operations in order to facilitate investors’ assessment of the Company’s operating performance, both within a particular period and for period-over-period comparative purposes. Accordingly, the Company’s adjustments to EBITDA to arrive at Adjusted EBITDA are intended to address expenses that (i) are not reflective of the Company’s existing and expected future business operations, (ii) would, in the absence of the Adjustment, make it challenging for investors to assess the Company’s core operating performance, and (iii) could be misleading to the extent they are unlikely to recur, thereby providing investor with a performance measure that will not be comparable in subsequent periods. In particular, the expenses included in the Adjustment are primarily legal, accounting and tax expenses that were incurred solely in connection with the Company’s restructuring prior to, and as an integral part of, the initial public offering (the “IPO”), and costs associated with upgrades to the Company’s accounting and financial reporting policies and procedures in preparation for the IPO. These incremental costs were determined by including only those fees and expenses that the Company has determined relate to the Company’s IPO, that are non-recurring in the ordinary course as a public company and that would not have been incurred by the Company but for the IPO. These expenses are truly one-time in nature and will not be part of the recurring cash expenses incurred by the Company going forward. Furthermore, because the costs reflected in the Adjustment relate solely to activities incurred in connection with the IPO and do not relate to the day-to-day operation of the Company’ business, these types of expenses have not been incurred in any period prior to the year ended December 31, 2018.

In contrast, as described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of our Results of Operations—Operating Expenses—General and Administrative Expenses,” the Company recognizes that it will have increased recurring cash expenses as a result of becoming a public company, such as increased legal and accounting expenses related to complying with its public reporting obligations. The Company has included these recurring expenses in its calculation of Adjusted EBITDA. For example, the Company has not excluded audit fees associated with the financial statements included in the Registration Statement because similar audit fees will be incurred by the Company in the ordinary course as a public company.

As a result of the foregoing, the Company believes that the inclusion of the Adjustment in the calculation of Adjusted EBITDA is appropriate and not misleading to investors.

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio
Greenlane Holdings, Inc.

Larry W. Nishnick, Esq. DLA Piper LLP US